Exhibit 99.2

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

RIDGEWOOD MAINE HYDRO PARTNERS, L.P.

December 31, 2006 and 2005

C O N T E N T S

Page

Report of Independent Certified Public Accountants	3

Financial Statements

Balance Sheets	4

Statements of Income	5

Statement of Changes in Partners’ Equity	6

Statements of Cash Flows	7

Notes to Financial Statements	8 - 16

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Partners
Ridgewood Maine Hydro Partners, L.P.

We have audited the accompanying balance sheets of Ridgewood Maine Hydro Partners, L.P. (a Delaware limited partnership) as of December 31, 2006 and 2005, and the related statements of income, changes in partners’ equity and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Maine Hydro Partners, L.P. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Edison, New Jersey
September 24, 2007

Ridgewood Maine Hydro Partners, L.P.

BALANCE SHEETS

December 31,
(in thousands)

ASSETS	2006	2005

Current assets
Cash	$206	$770
Due from affiliates	7	-
Trade receivables	1,210	960
Other current assets	25	34

Total current assets	1,448	1,764

Property, plant and equipment, net	2,658	1,397
Electricity sales agreements, net	1,983	2,687
Other assets	98	98

Total assets	$6,187	$5,946

LIABILITIES AND PARTNERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$591	$177
Due to affiliates	302	401
Loans payable - current portion	7	28

Total current liabilities	900	606

Loans payable - noncurrent portion	5	12

Total liabilities	905	618

Commitments and contingencies

Partners’ equity	5,282	5,328

Total liabilities and partners’ equity	$6,187	$5,946

The accompanying notes are an integral part of these statements.

Ridgewood Maine Hydro Partners, L.P.

STATEMENTS OF INCOME

Year ended December 31,
(in thousands)

	2006	2005	2004

Power generation revenue	$5,221	$4,806	$3,429
Cost of revenues	2,991	3,060	2,813

Gross profit	2,230	1,746	616

Operating expenses
General and administrative expenses	147	199	216
Impairment of electricity-generating assets	-	119	158
Impairment of electricity sales agreements	-	191	197

Total operating expenses	147	509	571

Income from operations	2,083	1,237	45

Other income (expense)
Interest (expense) income, net	(39)	(5)	(4)
Other income	10	-	1,018

Total other (expense) income, net	(29)	(5)	1,014

Net income	$2,054	$1,232	$1,059

The accompanying notes are an integral part of these statements.

Ridgewood Maine Hydro Partners, L.P.

STATEMENT OF CHANGES IN PARTNERS’ EQUITY

Years ended December 31, 2004, 2005 and 2006

Total
partners’ equity

Partners’ equity, January 1, 2004	$6,475
Cash distributions	(1,755)
Net income	1,059

Partners’ equity, December 31, 2004	5,779
Cash distributions	(1,683)
Net income	1,232

Partners’ equity, December 31, 2005	5,328
Cash distributions	(2,100)
Net income	2,054

Partners’ equity, December 31, 2006	$5,282

The accompanying notes are an integral part of this statement.

Ridgewood Maine Hydro Partners, L.P.

STATEMENTS OF CASH FLOWS

Year ended December 31,
(in thousands)

	2006	2005	2004

Cash flows from operating activities
Net income	$2,054	$1,232	$1,059
Adjustments to reconcile net income to net
cash provided by operating activities

Depreciation and amortization	869	853	866
Impairment of electricity-generating assets	-	119	158
Impairment of electricity sales agreements	-	191	197
Changes in operating assets and liabilities
Trade receivables	(250)	(224)	42
Due to/from affiliates, net	(106)	331	(406)
Other current assets	9	(15)	17
Other assets	-	(10)	27
Accounts payable and accrued expenses	414	140	(245)

Total adjustments	936	1,385	656

Net cash provided by operating activities	2,990	2,617	1,715

Cash flows from investing activities
Capital expenditures	(1,426)	(174)	(29)

Cash flows from financing activities
Repayments of loan payable	(28)	(67)	(40)
Cash distributions to partners	(2,100)	(1,683)	(1,755)

Net cash used in financing activities	(2,128)	(1,750)	(1,795)

Net (decrease) increase in cash	(564)	693	(109)

Cash, beginning of year	770	77	186

Cash, end of year	$206	$770	$77

Supplemental disclosure of cash flow information:
Cash paid during the year for
Interest	$41	$5	$4

Supplemental disclosure of noncash investing and
financing activities:
Vehicles acquired under finance agreement	$-	$-	$148

The accompanying notes are an integral part of these statements.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006
(dollar amounts in thousands)

NOTE A - DESCRIPTION OF BUSINESS

On August 15, 1996, Ridgewood Maine Hydro Partners, L.P. was formed as a Delaware limited partnership (“Partnership”).  Ridgewood Maine Hydro Corporation, a Delaware corporation (“RMHCorp”), is the sole general partner of the Partnership and is owned equally by Ridgewood Electric Power Trust IV (“Trust IV”) and Ridgewood Electric Power Trust V (“Trust V”), both Delaware business trusts (collectively, the “Trusts”).  The Trusts are equal limited partners in the Partnership and have a common Managing Shareholder, Ridgewood Renewable Power LLC (“RRP”).  The Partnership shall continue to exist until December 31, 2046 unless terminated sooner by certain provisions of the Partnership Agreement.

On December 23, 1996, in a merger transaction, the Partnership acquired 14 hydroelectric projects located in Maine (the “Maine Hydro Projects”) from CHI Energy, Inc. (CHI Energy, Inc. was subsequently acquired by and became a subsidiary of Enel North America, Inc.).  Maine Hydro Projects have electrical generating capacity of 11.3 megawatts and are operated under contract by Ridgewood Power Management LLC (“RPM”), an affiliate of RRP.  The electricity generated is sold under long-term electricity sales agreements.  All the electricity sales agreements to the Partnership are with either Central Maine Power Company (“CMP”) or Bangor Hydro-Electric Company (“BHC”).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Partnership evaluates its estimates, including bad debts, recoverable value of property, plant and equipment, electricity sales agreements and recordable liabilities for litigation and other contingencies.  The Partnership bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE B (continued)

2.    Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents.  Cash balances with banks as of December 31, 2006 and 2005, exceed insured limits by approximately $105 and $668, respectively.  As of December 31, 2006 and 2005, there are no cash equivalents.

3.    Trade Receivables

Trade receivables are recorded at invoice price in the period in which the related revenues are earned and do not bear interest.  No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customer.

4.    Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the related electricity sales agreement.  Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available.  Final billings did not vary significantly from estimates during the years ended December 31, 2006, 2005 and 2004.

5.    Impairment of Long-Lived Assets and Intangibles

The Partnership evaluates the Company’s intangibles assets with definite lives and long-lived assets, such as property, plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.  The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset.  If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated future cash flows discounted at the Company’s estimated cost of capital.

6.    Property, Plant and Equipment

Property, plant and equipment, consisting of hydroelectric generation facilities (“HEGFs”), equipment, vehicles and construction in progress, are stated at cost less accumulated depreciation.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE B (continued)

Renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.  Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheets.  The difference, if any, between the net asset value and any proceeds from such retirement or disposal is recorded as a gain or loss in the statement of operations.

The Partnership uses the straight-line method of depreciation over the estimated useful lives of the assets:

HEGFs	30 – 50 years
Equipment	5 years
Vehicles	5 years

7.    Income Taxes

No provision is made for income taxes in the accompanying financial statements as the net income (loss) of the Partnership is passed through and included in the income tax returns of the respective partners.

8.    Reclassifications

Certain items in previously issued financial statements have been reclassified for comparative purposes.  This had no effect on net income.

9.    New Accounting Standards and Disclosures

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, “Accounting for Income Taxes.”  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 will be effective for the Partnership beginning January 1, 2007.  The Partnership does not believe that the adoption of FIN 48 will have a material impact on its financial statements.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE B (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and expand disclosures about fair value measurements.  SFAS No. 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods.  SFAS No. 157 will be effective for the Partnership beginning January 1, 2008.  The Partnership is currently evaluating the impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 will be effective for the Partnership on January 1, 2008.  The Partnership is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

NOTE C - IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES

The Partnership performed impairment assessments for each of the years ended December 31, 2005 and 2004, and noted that the carrying value exceeded the estimated fair value of the asset in 2005 and 2004.  As a result, the Partnership recorded impairments of property, plant and equipment of $119 and $158 and impairments of electricity sales agreements of $191 and $197 for the years ended December 31, 2005 and 2004, respectively.  For the year ended December 31, 2006, there were no triggering events and the Partnership did not perform an impairment assessment.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE D - PROPERTY, PLANT AND EQUIPMENT

At December 31, 2006 and 2005, property, plant and equipment at cost and accumulated depreciation were:

	2006	2005

HEGFs	$3,057	$1,476
Equipment	71	76
Vehicles	152	147
Construction in progress	-	155

	3,280	1,854
Less accumulated depreciation	(622)	(457)

	$2,658	$1,397

For the years ended December 31, 2006, 2005 and 2004, the Partnership recorded depreciation expense of $165, $79 and $56, respectively, which is included in cost of revenues.

NOTE E - ELECTRICITY SALES AGREEMENTS

At December 31, 2006 and 2005, the gross and net amounts of intangible assets were:

	2006	2005

Electricity sales agreements - gross	$11,514	$11,514
Less accumulated amortization expense	(9,531)	(8,827)

Electricity sales agreements - net	$1,983	$2,687

A portion of the purchase price of the Maine Hydro Projects was assigned to the electricity sales agreements and is being amortized over the duration of the contracts (11 to 21 years) on a straight-line basis.  During the years ended December 31, 2006, 2005 and 2004, the Partnership recorded amortization expense of $704, $774 and $810, respectively, which is included in cost of revenues.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE E (continued)

The Partnership expects to record amortization expense during the next five years as follows:

Year ended December 31,

2007	$702
2008	541
2009	101
2010	101
2011	101

NOTE F - LOANS PAYABLE

During 2004, the Partnership entered into various loan agreements aggregating $148 at terms of two to four years and interest rates from 4.99% to 6.99% for the purchase of vehicles.  Payments of principal and interest are made monthly.  Following is the summary of the loans payable at December 31, 2006 and 2005:

	2006	2005

Loans payable	$12	$40
Less current portion	(7)	(28)

Total noncurrent portion	$5	$12

Remaining scheduled repayments of the loans payable at December 31, 2006 are as follows:

Year ended December 31,

2007	$7
2008	5

$12

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE G - LEASE COMMITMENTS

The Partnership leases land on the sites of two of its projects under non-cancelable operating leases expiring in June 2078.  In the case of the Upper Barker project, both the expected life of the project and the term of the ground lease associated with the project extend for a significant period beyond the termination date of the Partnership.  Management believes that, prior to the termination of the Partnership, it will have ample opportunity to provide for the ownership of the project and the satisfaction of the lease obligation during the period following the termination of the Partnership.  Total annual payments are the greater of $18 adjusted annually by CPI or a percentage of the revenue generated from the hydroelectric project.  At December 31, 2006, the future minimum rental payments required under these leases are as follows:

Year ended December 31,

2007	$18
2008	18
2009	18
2010	18
2011	18
Thereafter	1,225

$1,315

Rent expense pursuant to these agreements for the years ended December 31, 2006, 2005 and 2004 was $163, $168 and $80, respectively.

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2006 and 2005, the carrying value of the Partnership’s cash and cash equivalents, trade receivables, due to/from affiliates, accounts payable and accrued expenses and loans payable approximates their fair value.  The fair value of the letter of credit does not differ materially from its carrying value.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE I - MANAGEMENT AGREEMENT

Following their purchase by the Partnership, the Maine Hydro Projects were operated by a subsidiary of Enel North America, Inc. (“Enel Subsidiary”) under an Operation, Maintenance and Administrative Agreement (“OM&A Agreement”) dated December 23, 1996 and expiring on June 30, 2006.  Under the terms of the OM&A Agreement, the Enel Subsidiary agreed to provide certain services to the Partnership and the Partnership agreed to pay the Enel Subsidiary (i) a fixed fee for certain administration and management services, (ii) an amount for certain services at hourly rates for actual hours worked by the Enel Subsidiary employees and (iii) an amount equal to the out-of-pocket expenses incurred by the Enel Subsidiary in performing the services specified in the OM&A Agreement.

The fixed fee for administration and management services was adjusted on June 30 of each year for inflation.

In early 2004, a dispute arose with respect to the services performed by the Enel Subsidiary pursuant to the OM&A Agreement.  On April 30, 2004, the Partnership and the Enel Subsidiary agreed to a settlement of the dispute under which: (a) the OM&A Agreement was terminated effective April 30, 2004 without further obligation or liability, (b) the Enel Subsidiary agreed to pay $500 in damages to the Partnership, and (c) the Enel Subsidiary agreed to cancel $405 in outstanding amounts owed by the Partnership to the Enel Subsidiary at the time of the settlement.  In 2004, the Partnership recognized the $500 in damages and the $405 in cancelled liabilities as other income in the statements of operations.

NOTE J - RELATED PARTY TRANSACTIONS

Effective May 1, 2004, pursuant to an Operating Agreement with the Partnership (the “Operating Agreement”), RPM began to provide management, purchasing, engineering, planning and administrative services to the Partnership.  RPM charges the Partnership at its cost for these services and for the allocable amount of certain overhead items.  Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by RPM.  During the years ended December 31, 2006, 2005 and 2004, RPM charged the Partnership $375, $349 and $354, respectively (included in cost of revenues in the statements of income) for overhead items allocated in proportion to the amount invested in projects managed.  RPM also charged the Partnership for all direct operating and nonoperating expenses incurred during the periods under the term of the Operating Agreement.  These charges may not be indicative of costs incurred if the Partnership were not operated by RPM.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006
(dollar amounts in thousands)

NOTE J (continued)

Additionally, the Partnership records noninterest-bearing advances from and due to other affiliates in the ordinary course of business.  At December 31, 2006 and 2005, the Partnership had outstanding payables and receivables, with the following affiliates:

	Due from at		Due to at
	December 31,		December 31,
	2006	2005	2006	2005

RPM	$-	$-	$279	$284
Trust IV	-	-	23	73
Trust V	6	-	-	44
Other affiliates	1	-	-	-

	$7	$-	$302	$401

NOTE K - COMMITMENTS AND CONTINGENCIES

For the years ended December 31, 2006, 2005 and 2004, the Partnership sold all of its electrical output to two public utility companies, CMP and BHC, pursuant to long-term electricity sales agreements.  The Partnership has twelve contracts with CMP, of which one expires in July 2007 and eleven expire in December 2008.  Each has provisions for renewal or extension subject to agreement of both parties.  The Partnership has two electricity sales agreements with BHC, which expire in December 2014 and February 2017.  The Partnership is required to maintain a standby letter of credit in the amount of $99 under the long-term electricity sales agreements, which is provided under and collateralized by an RRP line of credit facility.

The Partnership is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements.  Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Partnership may be required to record additional litigation expense.